June 19, 2019

Via Email and EDGAR

Sonia Bednarowski
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Jaguar Health, Inc.
Registration Statement on Form S-1

Filed on June 12, 2019
File No. 333-232082

Ladies and Gentlemen:

Jaguar Health, Inc., a Delaware corporation (the “Registrant”), hereby requests the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be declared effective by the Securities and Exchange Commission on Friday, June 21, 2019, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

Please confirm effectiveness by advising our counsel, Michael S. Lee of Reed Smith LLP, at (212) 549-0358.

Very truly yours,

Jaguar Health, Inc.

/s/ Lisa A. Conte

Lisa A. Conte
Chief Executive Officer and President

Jaguar Animal Health, Inc. • 185 Berry Street, Suite 1300 • San Francisco, CA 94107

Tel: +1 (415) 371-8300 • Fax: +1 (415) 371-8311 • www.jaguaranimalhealth.com